UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

Sun Country Airlines Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

866683105*
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 866683105

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). SCA Horus Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 24,869,997 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 24,869,997 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,869,997 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 43.2%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 866683105

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). AP VIII (SCA Stock AIV), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 24,869,997 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 24,869,997 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,869,997 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 43.2%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 866683105

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Antoine Munfakh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 24,869,997 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 24,869,997 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,869,997 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 43.2%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 866683105

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Patrick Kearney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 24,869,997 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 24,869,997 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,869,997 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 43.2%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	(a)	Name of Issuer

Sun Country Airlines Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices

2005 Cargo Road

Minneapolis, Minnesota 55450

Item 2.	(a)	Name of Person Filing

This statement is filed by (i) SCA Horus Holdings, LLC (“Apollo Stockholder”); (ii) AP VIII (SCA Stock AIV), LLC, (iii) Antoine Munfakh, and (iv) Patrick Kearney. The foregoing are collectively referred to herein as the “Reporting Persons.”

The Apollo Stockholder holds securities of the Issuer. AP VIII (SCA Stock AIV), LLC is the sole member of the Apollo Stockholder. Antoine Munfakh and Patrick Kearney are the directors of AP VIII (SCA Stock AIV), LLC.

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal office of each of the Apollo Stockholder and Messrs. Munfakh and Kearney is 9 West 57th Street, 43rd Floor, New York, New York 10019. The address of the principal office of AP VIII (SCA Stock AIV), LLC is One Manhattanville Road, Suite 201, Purchase, New York 10577.

(c)	Citizenship

The Apollo Stockholder and AP VIII (SCA Stock AIV), LLC are each a Delaware limited liability company. Messrs. Munfakh and Kearney are each United States citizens.

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share (the “Common Stock”).

(e)	CUSIP Number

866683105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Apollo Stockholder	24,869,997
AP VIII (SCA Stock AIV), LLC	24,869,997
Antoine Munfakh	24,869,997
Patrick Kearney	24,869,997

Each of the reporting persons disclaims beneficial ownership of all shares of Common Stock included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(b)	Percent of class:

Apollo Stockholder	43.2%
AP VIII (SCA Stock AIV), LLC	43.2%
Antoine Munfakh	43.2%
Patrick Kearney	43.2%

The percentages are based on 57,551,741 shares of Common Stock outstanding as of September 30, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on November 1, 2021.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

0 for all Reporting Persons

(ii)	Shared power to vote or to direct the vote:

Apollo Stockholder	24,869,997
AP VIII (SCA Stock AIV), LLC	24,869,997
Antoine Munfakh	24,869,997
Patrick Kearney	24,869,997

(iii)	Sole power to dispose or to direct the disposition of:

0 for all Reporting Persons

(iv)	Shared power to dispose or to direct the disposition of:

Apollo Stockholder	24,869,997
AP VIII (SCA Stock AIV), LLC	24,869,997
Antoine Munfakh	24,869,997
Patrick Kearney	24,869,997

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[The remainder of this page is intentionally left blank.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

SCA Horus Holdings, LLC

By:	AP VIII (SCA Stock AIV), LLC,
its sole shareholder

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

AP VIII (SCA Stock AIV), LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

Antoine Munfakh

/s/ Antoine Munfakh

Patrick Kearney

/s/ Patrick Kearney

EXHIBIT 1

JOINT FILING AGREEMENT

SUN COUNTRY AIRLINES HOLDINGS, INC..

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of the Statement on Schedule 13G and any and all further amendments thereto, with respect to the securities of the above referenced issuer, and that this Agreement be included as an Exhibit to such filing.  This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 14, 2022.

SCA Horus Holdings, LLC

By:	AP VIII (SCA Stock AIV), LLC,
its sole shareholder

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

AP VIII (SCA Stock AIV), LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

Antoine Munfakh

/s/ Antoine Munfakh

Patrick Kearney

/s/ Patrick Kearney

1